Exhibit 12.2

Brandywine Operating Partnership, L.P.
Computation of Ratio of Earnings to Combined Fixed Charges
(in thousands)

	For the years ended December 31,
	2013	2012	2011	2010		2009

Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures	$35,318	$(40,050)	$(28,331)	$(48,305)	(a)	$(12,985)	(a)
Distributed income of equity investees	1,650	1,224	2,600	657		1,557
Amortization of capitalized interest	3,557	3,538	3,564	3,527		3,166
Fixed charges - per below	132,146	147,077	140,356	148,500		153,042
Less:
Capitalized interest	(3,137)	(2,560)	(1,997)	(10,385)		(8,893)

Earnings before fixed charges	$169,534	$109,229	$116,192	$93,994		$135,887

Fixed charges:
Interest expense from continuing operations (including amortization)	$127,585	$142,982	$136,396	$136,410		$142,520
Ground leases and other	3,137	2,560	1,997	10,385		8,893
Capitalized interest	1,424	1,535	1,963	1,705		1,629

Total Fixed Charges	$132,146	$147,077	$140,356	$148,500		$153,042

Ratio of earnings to combined fixed charges	37,388	(b)	(b)	(b)		(b)

(a) Amounts for the years ended December 31, 2009 and 2008 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b) Due to the registrant's loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $37,848 for the year ended December 31, 2012, $24,164 for the year ended December 31, 2011, $54,506 for the year ended December 31, 2010, and $17,155 for the year ended December 31, 2009 to achieve a coverage ratio of 1:1.